MODVANS
2021-22 Report

Dear investors,

2021 was both our best and most challenging year.

We completed R&D for new models, CV1/M and MH1, and delivered them to customers in 2021. We revealed our /X Series prototype. In early 2022, after a lot of R&D and testing, we are delivering our first CV1/X to a customer. We have CV1/MX and MH1/X orders and will be delivering those to customers in 2022 H1.

We normally order Transit chassis wholesale directly from Ford, but, due to the global chip shortage, we didn't get any wholesale Transits - ouch! We scrambled and bought Transits from Ford dealers all over the country. Many items, such as awnings and A/Cs, were very difficult to purchase. We searched, substituted and generally "got it done" to keep production and customer deliveries rolling.

We toured the country, exhibiting at AdventureVanExpo and OverlandExpo shows. We were excited to meet many of our customers and investors at these shows. Come meet us (again) at these shows in 2022! The first one is coming very soon on April 30, 2022 in San Juan Capistrano, CA.

It was fun and exciting to reveal our /X Series at these shows and demo all our models to customers, investors and potential customers all over the country. We got so much great feedback we are using to guide improvements and our new EV model.

It has been a ton of hard work to complete all the R&D while growing production and attending shows all over the country. We are proud that we grew revenue and unit production in 2021 and grateful for the help from our investors. We couldn't have done this without you!

2022 is going to be another great year for ModVans!

We need your help!

We are following the plan we shared at our 2021 Investor Day. We now have 6 models (CV1, CV1/X, CV1/M, CV1/MX, MH1 and MH1/X) and big, exciting EV plans.

We are ready to take our next step and expand production capacity as planned to 100 vehicles per month and beyond! We are also ready to reveal our EV plans.

We have a new pitch deck and are actively looking for investors to help us raise $50m to build a big factory in Reno, NV and complete the R&D on our new EV model. Please let us know if you have contacts in VC, PE or other suggestions.

Sincerely,

Laura L. Tezza

Co-Founder/Director of Operations

Pj Tezza

Co-Founder/CEO

Our Mission

The CV1 camper van is the only mass production, multipurpose "soccer mom" compatible RV with good MPG, easy driving and parking, safe and comfortable 2nd row seats and slick enough styling for mass market appeal. Our goal is to acquire part of the market for SUVs, pickup trucks and minivans, currently worth over $1 trillion/year in the US.

See our full profile



How did we do this year?

Report Card

A-



The Good

Added 2 new models CV1/M (medium roof version of the CV1) and MH1 (high roof, extended length Class B motorhome)

Revealed upcoming /X Series with the largest available battery (2160Ah) and most sophisticated app and cloud controls.

2021 Revenue $4.3m/42 vehicles ($3.5m GAAP revenue does not include demo and other vehicles completed in 2021).



The Bad

Global chip shortage made chassis availability extremely difficult. This limited our production growth.

We spent way too much time sourcing Transits from dealers all over the country.

COVID, supply chain difficulties and other factors made managing production very challenging.

2021-22 At a Glance

Fiscal Year Ends January 1



$3,504,390 **+19%**
Revenue



-$1,746,672
Net Loss



$740,147 **+80%**
Short Term Debt



$1,226,498



$53,083

Raised in 2021-22

Cash on Hand
As of 04/15/22

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ModVans designs and manufactures high-tech, multipurpose vehicles and sells direct to consumers via our website, www.modvans.com. We currently offer 6 vehicle models in 3 different sizes. To build our vehicles, we buy vans ("chassis") wholesale from a large manufacturer such as Ford and convert them into motorhomes. Technically, we are a "second stage vehicle manufacturer." We are also a licensed and certified RV manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing, our vehicles have a monthly payment similar to a new SUV.

In 2022, we have exciting plans to build a larger factory to help us meet demand and to reveal our plans and progress in the development of a fully electric E-RV model.

ModVans vehicles have unique designs, targeted to the biggest consumer market segments, the largest available lithium batteries (the size of 2 Tesla PowerWalls) of any RV and the most technologically advanced RV systems and controls.

Highlights

- $1T Addressable Market: SUV/Pickup Truck/Minivan/RV Replacement

- Proven Demand: $1B worth of reservations initiated on our website and other demand indicators

- Proven Operations: 100+ customer deliveries total, building 6 vehicles/month. 2021 revenue $4.3M (non-GAAP)/ $12M ARR.

- Competitive Advantages: 1 patent granted, 6 patents pending, leading technology, paying customers

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended January 1, 2022, the Company had revenues of $3,504,390 compared to the year ended January 1, 2021, when the Company had revenues of $2,941,465. Our gross margin was -14.82% in fiscal year 2022, compared to -4.75% in 2021.

- *Assets.* As of January 1, 2022, the Company had total assets of $1,023,484, including $15,993 in cash. As of January 1, 2021, the Company had $928,131 in total assets, including $110,507 in cash.

- *Net Loss.* The Company has had net losses of $1,746,672 and net losses of $973,054 for the fiscal years ended January 1, 2022 and January 1, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $936,698 for the fiscal year ended January 1, 2022 and $801,172 for the fiscal year ended January 1, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $477,996 in debt and $2,115,872 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2022. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ModVans Inc. cash in hand is $53,082.75, as of April 2022. Over the last three months, revenues have averaged $163,000/month, cost of goods sold has averaged $112,000/month, and operational expenses have averaged $51,000/month, for an average burn rate of $0 per month. Our intent is to be profitable in 1 months.

Our ability to operate and grow our company from revenue is limited by Ford Transit chassis availability. Due to the global chip shortage, availability of new

Transits has been limited in 2021 and 2022. We either have or are scheduled to receive about several wholesale Transits from Ford. In addition, we have several "Bring Your Own Chassis" builds completed, in-progress or scheduled. We expect these "in-hand" chassis to keep production at 100% of capacity for H1 2022.

In 2021, our average vehicle sale price was $109,000. In H1 2022, we have over 15 /X Series builds scheduled with sales prices at or above $200,000 and fewer non-/X Series vehicles scheduled for production. We expect the average price per vehicle and total revenue to increase while overall production volume remains constrained by available factory space.

We continue to operate near cash-flow breakeven. Our GAAP financials show a net loss due to spending on R&D, production growth and non-cash stock awards. Our GAAP Cost of Goods Sold is inaccurate due to R&D costs, production growth costs, such as supplies inventory and training, and increased costs due to extreme supply chain difficulties. Our short term debt includes $543,350 in deferred revenue for vehicles that were completed and paid for in 2021, but not delivered until early 2022 due to customer delivery scheduling constraints.

For additional capital outside of this Offering, we have inventory, demo vehicles and other assets we can sell. We can accept sales orders for partial and/or custom conversions. We can increase the amount of deposit required to reserve a build. The founders or other investors may be able to lend the company additional funds. We may be able to borrow against signed sales orders.

Net Margin: -50% **Gross Margin: -15%** **Return on Assets: -171%** **Earnings per Share: -$20.85**

Revenue per Employee: $175,220 **Cash to Assets: 2%** **Revenue to Receivables: ~** **Debt Ratio: 92%**

WebTez_Audited_Financials_2020-2021.pdf

WebTez_Audited_Financials_2019-2020_V2.pdf

We ❤ Our 491 Investors

Thank You For Believing In Us

Christopher Lustrino	Andrew Coppola	Christopher Osburn	Scott Hinkle	Helen Cholewinski	Victoria Blay	Lisa Laventure
James Roberts	Mark Samuels	Allen D. Forkell	Stephen Monier	Angeline Payne	Alfredo Alvarez	Miguel Pinto
Melody A. Epley	Arijit Saha	Matthew Dullea	Roman Dzadzic	Cheryl Scott	Alfredo Gomez	Christoph Schiller
Jimmie Webb	Tina D Cervantes	Donald A Foor Jr	Richard Lamar Scott	David Carrillo	Puran S Tewari	Andrea Richie
Jacob Youngman	Patricia A "Pam" Moss	Peter Caputa	Hans Martin Dudenhausen	Deb Considine	Dominick Savillo	Jeanne Steman Findlay
Carol LW	Rosemary McAleer	Taryn E Edwards	Charles Best	Joseph CHRISTY	John Steiner	Michelle L Campbell
Brandon M Contreras	Dean Mallen	Rafael Abanilla	Rick Ferguson	Krystal Swafford	Vikram Harindran	Jake Mello
Billy Malady	Vania Chew	Tina Mitchell	Prakash Dhimal	Eve Freeman	Christian Griffith	Chuong Huynh
Dennis Gonzalez Jr	Jodi Morris	Circe Cox	Imee Rose Tagaca Chellev...	Michael J. Hopfensperger	Edward Hessell	Jason Victor
Hanee King	Jacob Rabi	Chris Dugan	Kathleen Mosburg	Jonathan Vasquez	Alex Grass	Ron Romano
Shernan Sacramento	Angela Britton	Kristina Grisham	Pj Tezza	Jos Peijnenburg	Eric Southard	Sandra Carson
Neil Cheseldine	Alexandra Rutherford	Melissa Kirkendall	Arden Ridgely Miller	Brad Jenkins	Guy T Jones	Chris Binetti

William Lanni	Robert Palmer	Nicho Nikki Sunday	Lee Forkenbrock	Glen J Stroup	Chad Minarcin	Kim Babicz Antosiek
Bryan Tinsley	Richelle Swearingen	Shawn Dowdy	David Moore	Hung Jen Hung	Elizabeth Gorman	Mike Deck
Sharon Brackelmanns	Carrie Goldberg	Alan Macfarlane	Jim Reynolds	Elsa Hsu	Joseph Loving	Peter Bruemmer
Diamond Atlas	Americo Gomes	Matt Gantner	Steven Freiberger	Ryan Aiken	Brian Dao	James Harbal
Dk (Debrakay) Punzi	Annie Balthazar	Ritesh Sharma	Mercedes Wall	Ashley Richardson	Bobbie Metzger O'Keith	Rosaura Bernal
Curtis Lee	Kathleen Olsen-Saunders	Carla Maranon AGBAYANI	Ellen Wolfe	Henry Ngo	Deb Malkin	Deb Hogan
Gladena Cole	Darvel Jiles	Justin MILLER	Shawn Miller	Carlos Palacios	Yulia Ci	Carlie Scoffinger
Tomas Molina	Ryan Montgomery	Billy Malady	David Moore	Peter Mira	Anthony Lee	Susie F Chin
Fei Ying Pai	Mircea Trofimciuc	Antoinette Capasso-Back...	Chris Coan	Sharath Shivaramaiah	Dang T Nguyen	Patrick M Kelly
Lexy Franklin	M Giovanni Orsi	Duke Duncan	David A Greene	Craig MacLellan	Chandler Koglmeier	Clark A. Eising
Derek Barkalow	Andrew Mitchell	Jerry Helfand	Luinel Montoban	Darly M LUELLEN	Margo Duesterhaus	Julia Sandler
Brian Lakin	Michael Epperly	Pragadesh Subramaniya...	Frank Besse	Jeff Johnson	Katina Foster	Julia Sandler
Jason S	Peter J Tezza II	Sean Clark	Jeffrey London	James M Tsai	Howard Martin Mintz	Erika Wilder
Ron Arrington	Dan TRAN	Badal Haider	George Braun	Nathan Selstad	Donna Laughray	Brian Doyle
Joseph Woods	Aravind Ramamoorthy	Jasmin Cantor	David E Durant	Charles Patton	Carolyn Teer	Jacqueline Smith
Ellen Britanico Kessler	Jamie D Francis	Virgilio Yabut	Reed Franklin	Bacem Georges	William Kost	Taquilla Trammell
Donald Arvin	Isaac Taylor	Kristina QUADE	Himaja Banthikatla	Andrew Carr	Michael Crosswhite	Rebecca Pryor
Anmol Jain	Joseph E. Boucher	Thuytien Phung	Jessie Lotze	Angela Reynolds	Romana Reyes	Gina DiMarco
Ayodele Ayoade	James Hollander	Traci Murdock	Ryan Hee	Phoebe Brimer	Elizabeth Vasquez	Lori Stone
Melissa Goldstein	Elizabeth Kessler	Nicole Azocar-Newlove	Daniel Sutter Melzer	Edward Kelly Medlock	April Bowler	Colleen Keene
Murray A. Hill	Ace Bayot	Patrick G Kiely	Ron Larrivee	Eric Wilson	L A	Carmen Johnson
Joe Arnold	Ronald Mays	Steve JOHNSON	Christian Bedortha	Yogendre Kumar Patel	Yathindran LINGAM-NATT...	Nancy Pine
Dr Sipka Sandor	Steve Smith	Peggy Ritz	Rachael Auclair	Bethany Jaeckle	Naser Shams	Jeremy Shute
Lee Marinus	Geoff Hill	Stacy Hovan	Katherine Lees	Nicole Landers	Joseph Stewart	Brad Napientek
Jignesh Vavadiya	Matt Wilson	Kelvin Carter	Dalisse Humphrey	Maria C Hudson	Jamar Lee Thompson	Paul Worcester
Winston Farrow	Sharon Covington	Steven Rabinowitz	Aaron Felton	Jason Koo	Kenneth George Skinner	Mohammad Khoori
Clare Berner	John Charles	Easwara Illuri	Francisco J Romero	Nicolette Aringer	Cathi Radner	Larry James
Raymond Moore	Sandy Stroh	Nick Barr	James Boyce	Steven Kong	Donna Lewis	David Christensen
Jennifer Graves	Anthony Freeman	John McConnell	Julie Tran	Dillion Toscano	Steve East	Alex DeShazer
Sandra Nelson Winkler	James C McKenna	Rachel L Stokes	Jeffrey Simmons	Costin T IORGULESCU	Moriamo Da-Costa	Mark Plagge
Joseph Pridemore	Laura Godel	Elizabeth Heroux	Linda Daugherty	Tamera Slack	Debbie Kuck	Elizabeth Cole
Natalya Murphy	Lokus Ngo	Alexis Stephens	Stacy D	Ernest Harry Musasa	Hudson Charles	Angela Herron
Kathleen Primrose	Dennis Martin	Dorice Johnson Merritt	Ian CAMPBELL	Justin Crayton	Sharon Wheeler	Claire E Nichols
Lisa Wickstrom	Michael Schulze	Eric Kaufman	David Birdsong	Laura Adden	Audrey Smith	Laurie Tezza
Hemdeep Dulthummon	Gregory Allen	John D Mcnally	Anne Quilter	Thomas L Lattimer	Aaron Smith	Ken Rudominer
Craig A McNichols	Yibin Guo	Sabina Chang	Cheryl Stukey	Angela McCabe	Charles Heydorn	Scott Davis
Mark Wolfe	Martin Jimerson	Alma Amene	Samantha Osborne	Elias Darraj	Catherine Clary	Michelle Nesmith
Thembile Mtwa	Larry Myers	Raina Parks	Kurt Riedel	Maggie Shea	Mark Matte	Homer E Parker
Gabriel Grant	Lance Berg	Jacob Gwarjanski	Aimee Christensen	Taylor Rodger	David Fauver	John M Marculitis
Ela Ramsch-Smith	Eric Still	Boonmee McElroy	Andrea Rahardja	Pejvak Z. Morgan	Marianne Morris	Laurie Breedlove
Noah Bourassa	William Corry	William Scammell	Gino K Begluitti	Andrew Gross	Salvatore Pepe	Darcy LeClair-Palmer
Melody Kanschat	Andrew Desmond	Kokou Akpo-gnandi	Timothy L CLARK	Jason Quan	Brian Hughey	Esther Sloh
Kristi D. Stroschein	Matthew Swayze	Cristina Llop	Latonya BERRY	Terrance Harshaw	Michael Ramelb	Stan Tolliver
Austin Gottschalk	Michael Sather	Salvatore Pepe	Edward Kelly Medlock	Martin Jimerson	John Lowney	Mary Staniewicz
Jodi Crowley	Louvenia Spencer	Adham Abboud	John M Moore	Sarah Samano	Gabriel Gomez	Ralph W Nobbe
Rebecca Trott	Prince Kumar	Sharon Rose Phillips	Wendy Saccuzzo	Patricia A Hileman	David Cornwell	David Mendoza
Jorge Luis Fernando Gom...	Harry A Cardillo	Lawrence S York	Nancy O Bouwman	Barry Morgan	Donald P. Mead	Cindy Chou
Craig Parker Adams	Darlington Etumni	Megan Way	Gina DeMarco	Brian Begay	Jeff Joll	Thyagarajulu Reddy Chint...
Jennifer Gleason	Jampa Lhawang	Roberto Cativo	Jared Buswell	Genesis George	Bruce D Thompson	Clay Templin
Valerie Fullilove	Stacie Shedd	Madalin Blidaru	Grace Villanueva	Timothy J Schaub	Giles Ordinario	Rosa Soliz Sanchez
Kim Kissinger-Ayala	Jonathan Harrison	Timothy Flores	Jesse Longoria	Charles Li	Maria Mahal Beyler	Traci Murdock
Albert MENDEZ	Sabin SHRESTHA	Deanna Fisher	Johnna Albers	Jason Rigby	Chibuz Eric	Thomas Dennison
Marvin Zwerin	Michael P Gretchen	Kevin Moore	Venu Menon	Ikiya Cade	Matthew N Gwin	Alice Liu
Grigoriy Rozenfeld	Mario H Leyton Lueje	Louis Ybarrondo	Seanna Thompson	James B Mack	Les Lewis	Christiana Gondreau
Lee Gjorvad	Richard Bjelland	Andy McClelland	Chris Stinson	Scott Gray	Jeremy Oxley	Mari Lingad
Selvin Duque	Jon Yost	Ben Love	Faisal Nasim	Chad Bacek	Paul Lee	Sacko Ismael Zeba
Bryan Leingang	Phoebe Brimer	Kris Bobo	Michael Gregory	Robert Graham	David J Cattell	DOTTY HUDSON
Shelby Thuruthumalil	Juan Venegas	Kent Schultz	Clark BENSEN	William Rosenberg	Glen Schmidt	Phuong Kress
Jason S						

Thank You!

From the ModVans Team








Pj Tezza
Co-Founder/CEO

Laurie Tezza
Co-Founder/Ops Director



Jt Aupetit
Chief Engineer

*BS Mechanical Engineering, UC
Berkeley, MS Aerospace
Engineering, CU Boulder*

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Peter J Tezza II	CEO @ ModVans	2012
Laura L. Tezza	Director of Operations @ ModVans	2017

Officers

OFFICER	TITLE	JOINED
Peter J Tezza II	President CEO	2012
Laura L. Tezza	Secretary CFO	2017

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Peter J Tezza II	1,564,000 Class A Voting	93.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2017	$280,000		Other
06/2020	$1,069,941	Common Stock	Regulation Crowdfunding
06/2020	$245,931	Common Stock	Regulation D, Rule 506(b)
05/2021	$700,000	Preferred Stock	Regulation D, Rule 506(b)

05/2021	$700,000	Preferred Stock	Regulation D, Rule 506(b)
05/2021	$100,000	Preferred Stock	Regulation D, Rule 506(b)
09/2021	$304,611		4(a)(6)
12/2021	$121,887		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
NewTek ?	11/11/2017	$280,000	$221,902 ?	8.25%	11/21/2027	Yes
Peter J. Tezza II ?	12/31/2021	$121,887	$121,887 ?	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed Preferred	1,000,000	83,260	Yes
Class A	3,000,000	1,600,000	Yes
Class B	2,000,000	502,195	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that ModVans is a good idea, that the team will be able to successfully market and sell our products, that we can price the product accurately and sell and deliver enough units that the Company will succeed. The company just began producing 6 vehicles a month in October 2020. Inability to fulfill orders for pre-sold RVs could result in negative publicity. The company has outstanding debt liabilities such as the loan from Newtek and expects to incur significant increases in expenses as it ramps up operations.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to

retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the DOT and FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product therefore your investment in the Company may be affected

Liquidation Events

In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Risks associated with manufactured products

The Company manufactures products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

Minority Holder; Securities with No Voting Rights

All of the Class A Voting Common Stock is held by Peter Tezza and Laura Tezza. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.

due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RV industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a

way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same

example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ModVans Inc.

- Delaware Corporation
- Organized February 2012
- 20 employees

920 Graves Ave.
Oxnard CA 93030

https://www.modvans.com

Business Description

Refer to the ModVans profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ModVans is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.